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INDEPENDENT ACCOUNTANTS' REPORT



To the Board of Directors
 CrossLand Mortgage Corp.

We have examined management's assertion about CrossLand Mortgage Corp.'s (the Company) (a wholly-owned subsidiary of First Security Bank of Utah, N.A.) compliance with the minimum servicing standards identified in the Mortgage Bankers Association of America UNIFORM SINGLE ATTESTATION PROGRAM FOR MORTGAGE BANKERS (USAP) as of and for the year ended December 31, 1995 included in the accompanying management assertion. Management is responsible for CrossLand Mortgage Corp.'s compliance with those minimum servicing standards. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about CrossLand Mortgage Corp.'s compliance with the minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on CrossLand Mortgage Corp.'s compliance with the minimum servicing standards.

In our opinion, management's assertion that CrossLand Mortgage Corp. complied with the aforementioned minimum servicing standards as of and for the year ended December 31, 1995, is fairly stated, in all material respects.


/s/Deloitte & Touche LLP

February 22, 1996



Deloitte Touche
Tohmstsu
International